PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

Supplement, dated August 23, 2012,
to Prospectuses dated May 1, 2012

This Supplement should be read and retained with the Prospectus for your Annuity.  This Supplement is intended to update certain information in the Prospectus for the variable annuity you own and is not intended to be a prospectus or offer for any other variable annuity listed here that you do not own.  If you would like another copy of the current Prospectus, please call us at 1-888-PRU-2888.

Effective September 14, 2012, this Supplement revises, and to the extent inconsistent therewith, replaces information contained in the Prospectuses dated May 1, 2012 (as supplemented) for the following variable annuity contracts issued by Prudential Annuities Life Assurance Corporation (“PALAC”):

•	ASL II
•	ASAP III
•	APEX II
•	XT6
•	XT8
•	Optimum
•	Optimum 4
•	Optimum Plus
•	Optimum XTRA
•	AS Cornerstone
•	Advisors Choice 2000

Certain terms used in this Supplement have special meanings.  If a term is not defined in this Supplement, it has the meaning given to it in the Prospectus.

RESTRICTIONS ON ADDITIONAL PURCHASE PAYMENTS

Except as noted below, until further notice we are suspending your ability to make additional Purchase Payments after the close of business on September 14, 2012, if you own one of the following optional riders for the annuities listed above:

•	Highest Daily Lifetime Five (except for annuities issued in Florida)
•	Highest Daily Lifetime Seven
•	Spousal Highest Daily Lifetime Seven
•	Highest Daily Lifetime Seven with Beneficiary Income Option (BIO)
•	Spousal Highest Daily Lifetime Seven with Beneficiary Income Option (BIO)
•	Highest Daily Lifetime Seven with Lifetime Income Accelerator (LIA)
•	Highest Daily Lifetime 7 Plus
•	Spousal Highest Daily Lifetime 7 Plus
•	Highest Daily Lifetime 7 Plus with Lifetime Income Accelerator (LIA)
•	Highest Daily Lifetime 7 Plus with Beneficiary Income Option (BIO)
•	Spousal Highest Daily Lifetime 7 Plus with Beneficiary Income Option (BIO)
•	Highest Daily Lifetime 6 Plus
•	Spousal Highest Daily Lifetime 6 Plus
•	Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator (LIA)

Certain optional riders listed above may not have been offered for your Annuity.

For annuities held by employer sponsored qualified retirement plans, the suspension of the ability to make additional Purchase Payments will be effective as of October 12, 2012. This extension does not apply to annuity contracts whose tax qualification is IRA, ROTH IRA, Custodial IRA/ROTH, Non-Qualified, SEP IRA, non-ERISA 403(b) and 457 plans. If you currently participate in a salary reduction plan with your employer and you have elected one of the applicable benefits, please contact your employer to terminate your enrollment in the salary reduction program.

This change has no effect on amounts that are already invested in your Annuity or on your guaranteed benefits.  If you do not own one of the impacted benefits listed above, you can continue to make additional Purchase Payments to your Annuity.  You will still be permitted to transfer Account Value among the Investment Options available with your Annuity and rider.  If additional Purchase Payments are to be permitted in the future, we will notify you in writing, in advance of the date the restriction will end.

For annuities with the Highest Daily Lifetime Five rider that were issued in Florida, this restriction does not apply and you may continue to make additional Purchase Payments at this time.

GENERAL IMPACT OF NEW RESTRICTIONS

The new restriction on additional Purchase Payments may restrict your ability to:
•	Receive Purchase Credits for new Purchase Payments if your Annuity provides for Purchase Credits.
•	Increase the guarantees under the benefits indicated above by allocating additional Purchase Payments.
•	Make scheduled payments directly from your bank account.

PROMPT RETURN OF ADDITIONAL PURCHASE PAYMENTS

If an additional Purchase Payment is received by the Prudential Annuity Service Center, we will promptly return any amount that we do not accept as an additional Purchase Payment.

IMPACT ON SCHEDULED PAYMENTS DIRECTLY FROM YOUR BANK ACCOUNT

Effective September 14, 2012, any additional Purchase Payments that are scheduled directly from your bank account will be discontinued and no further scheduled payments will be made from your bank account.  In addition, no new scheduled payment programs will be permitted to be set up after August 31, 2012.

CLOSURE OF HIGHEST DAILY LIFETIME 6 PLUS SUITE OF BENEFITS

In addition, effective September 14, 2012, Highest Daily Lifetime 6 Plus, Spousal Highest Daily Lifetime 6 Plus and Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator (LIA) living benefits (each, an “HD 6 Plus Benefit”) will no longer be available for election.  If you currently own these benefits (or other optional living benefits that were made available on your Annuity), this closing does not affect the guarantees associated with your benefit, however, subsequent to the closure, you will no longer be allowed to re-elect an HD 6 Plus Benefit if you decide to terminate a benefit that is eligible for termination.  Additionally, if you own an HD6 Plus benefit, you will no longer be able to make additional Purchase Payments after September 14, 2012 (as described above).

INFORMATION ABOUT FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

The following replaces the information contained in the Supplement dated July 2, 2012 to Prospectuses dated May 1, 2012

The footnote to the Franklin Templeton VIP Founding Funds Allocation Fund in the “Underlying Mutual Fund Portfolio Annual Expenses” table that appears in the “Summary of Contract Fees and Charges” section and the investment objectives description for the Franklin Templeton VIP Founding Funds Allocation Fund in the “Investment Objectives/Policies” table that appears in “Investment Options,” are modified as follows:

“The Fund is not available as an investment option to Owners who purchase an Annuity on or after April 30, 2012. Owners who have purchased an Annuity prior to April 30, 2012 and have invested in the Fund at any time since they have owned their Annuity may continue to allocate Purchase Payments to the Fund after this date, including through Dollar Cost Averaging, Automatic Rebalancing, or comparable programs.  However, Owners should be aware that all monies that they have invested in the Fund are scheduled to be transferred to the AST Franklin Templeton Founding Funds Allocation Portfolio by way of a fund substitution anticipated to take place in September 2012, pending the receipt of the necessary regulatory approvals.  Once the fund substitution is completed, the Fund will no longer be available for investments by any Owners.”

For more information, contact your Financial Professional or the Prudential Annuity Service Center.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.